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                         UBS SECURITIES LLC Letterhead
                                299 Park Avenue
                               New York, NY 10171


October 31, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  ORBCOMM Inc.
     Registration Statement on Form S-1
     Registration No. 333-134088

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise that between October 19, 2006 and the date hereof 6,782 copies of the Preliminary Prospectus dated October 19, 2006 were distributed as follows:

     o  3,036 to 2,489 institutional investors;
     o  1,000 to 2 prospective underwriters;
     o  0 to 0 prospective dealers;
     o  0 to 0 individuals;
     o  0 to 0 rating agencies; and
     o  2,746 to 2,746 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 11:00 a.m. Eastern time on November 2, 2006 or as soon thereafter as practicable.

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Very truly yours,

UBS SECURITIES LLC
As Representative of the Underwriters

By: /s/ Omar Jaffrey
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Name:  Omar Jaffrey
Title: Managing Director

By: /s/ Sheldon Chang
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Name:  Sheldon Chang
Title: Executive Director